

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Robert Vogels
Senior Vice President, Chief Financial Officer
Golden Minerals Company
350 Indiana Street, Suite 650
Golden, CO 80401

      Re: Golden Minerals Company
          Registration Statement on Form S-3
          Filed October 1, 2020
          File No. 333-249218

Dear Mr. Vogels:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Brian Boonstra